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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                                MHI GROUP, INC.
                           (NAME OF SUBJECT COMPANY)

                                MHI GROUP, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     Common Stock, $.40 Par Value per Share
                         (Title of Class of Securities)

                                   552925505
                               ----------------
                     (CUSIP Number of Class of Securities)

                               CLIFFORD R. HINKLE
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            3100 CAPITAL CIRCLE, NE
                           TALLAHASSEE, FLORIDA 32308
                                 (904) 385-8883

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                ON BEHALF OF THE PERSON(S) FILING THE STATEMENT)

                               ----------------

                                    COPY TO:

                              BRUCE R. KRAUS, ESQ.
                            WILLKIE FARR & GALLAGHER
                              ONE CITICORP CENTER
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 821-8000

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ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is MHI Group, Inc., a Florida corporation (the "Company"). The address of the principal executive offices of the Company is 3100 Capital Circle, NE, Tallahassee, Florida 32308. The title of the class of equity securities to which this statement relates is the Common Stock, $.40 par value per share, of the Company (the "Common Stock" or "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

  This statement relates to the cash tender offer (the "Offer") made by SPRT Corp., a Florida corporation ("Purchaser"), a direct, wholly owned subsidiary of Loewen Group International, Inc., a Delaware corporation (the "Parent"), to purchase all of the issued and outstanding shares of Common Stock at a price of $10.25 net per share (the "Per Share Amount") in cash as more particularly described in a Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on August 14, 1995 by the Purchaser.

  The Offer is conditioned upon, among other things, there having been validly tendered and not withdrawn prior to the expiration of the Offer that number of shares that represents at least a majority of the Shares outstanding on a fully diluted basis (the "Minimum Condition"). See Offer to Purchase--"Certain Conditions of the Offer."

  The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 9, 1995 (the "Merger Agreement"), among the Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, that as soon as practicable after the expiration of the Offer and fulfillment or waiver of all remaining conditions, the Purchaser will be merged with and into the Company (the "Merger") and the Company will continue as the surviving corporation. A copy of the Merger Agreement has been filed herewith as Exhibit 1 and is incorporated herein by reference.

  As of August 9, 1995, there were 24,757 shares of Series B Preferred Stock of the Company and 13,938 shares of Series C Preferred Stock of the Company outstanding (collectively, the "Preferred Shares"). THE PARENT AND THE PURCHASER HAVE NOT MADE, AND DO NOT PRESENTLY INTEND TO MAKE, ANY OFFER TO PURCHASE PREFERRED SHARES. THE PREFERRED SHARES WILL REMAIN OUTSTANDING FOLLOWING, AND WILL BE UNAFFECTED BY, THE MERGER. The Preferred Shares have no voting or dividend rights whatsoever and are only entitled to receive a preferential payment of $20 in cash per Preferred Share in a liquidation of the Company.

  Based on information in the Schedule 14D-1, the principal executive offices of the Purchaser and the Parent are located at 50 East RiverCentre Boulevard, Suite #800, Covington, Kentucky 41011.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above.

  (b)(1) Contracts, Agreements, Arrangements, Understandings and Potential Conflicts of Interest between the Company and the Company's Executive Officers, Directors and Affiliates.

  Each material contract, agreement, arrangement and understanding and actual or potential conflict of interest between the Company or its affiliates and the Company's executive officers, directors or affiliates is described below or incorporated herein by reference as provided below.

  Certain contracts, agreements, arrangements and understandings between the Company and certain of its directors and executive officers are described in "EXECUTIVE COMPENSATION", "COMPENSATION OF DIRECTORS", "EMPLOYMENT CONTRACTS" and "REPORT OF THE COMPENSATION AND STOCK OPTION COMMITTEE ON EXECUTIVE COMPENSATION" in the

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Company's Proxy Statement dated July 10, 1995 (the "1995 Proxy Statement").
Certain pages of the 1995 Proxy Statement have been filed herewith as Exhibit 2 and are incorporated herein by reference.

  On March 13, 1995, the Board of Directors approved a Severance Benefits Plan for the Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Treasurer and Corporate Secretary of the Company (the "Severance Recipients"). The severance benefits agreements, as amended as of August 14, 1995 (the "Severance Benefits Agreements"), entered into between the Severance Recipients and the Company pursuant to the Severance Benefits Plan provide for a severance benefit payment of a specified amount not in excess of the Severance Recipient's annual base salary plus any bonus that has already been earned and accrued by the Company in the event he or she is terminated by the Company without Cause (as defined in the Severance Benefits Agreements) or if the Severance Recipient terminates employment with the Company for Good Reason following a Change of Control, subject to a reduction in the amount of severance benefit payments pursuant to the Severance Benefits Agreements to the extent that such payments, when aggregated with any other payments deemed to be "parachute payments", within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), would be deemed to be "excess parachute payments", within the meaning of Section 280G. Change of Control is defined as the first to occur of any of the following: (i) any consolidation or merger of the Company in which the Company is not the surviving entity, or pursuant to which shares of the Common Stock would be converted into cash, securities or other property, or any sale, exchange or other transfer of all or substantially all of the Company's assets, or the liquidation of the Company,
(ii) the acquisition by any entity of a majority of the outstanding voting securities of the Company, or (iii) during any consecutive twenty-four month period, individuals who at the beginning of such period constitute the entire Board of Directors cease for any reason to constitute a majority thereof, unless approved by the members of the Board of Directors at the beginning of such period or their successors elected by such Board members. These Agreements have no set termination date. The form of Severance Benefits Agreements is attached hereto as Exhibit 3 and incorporated herein by reference and the form of amendments thereto is attached hereto as Exhibit 4 and incorporated herein by reference.

  Ogier Mathewes and Jane Harris have entered into Noncompetition Agreements with the Company providing that, for a period of one year after the occurrence of a Termination Date (as defined in the Severance Benefits Agreements), they shall not, directly or indirectly, operate, manage, own or participate in, or in any manner be affiliated with, any business or venture that engages in competition with the Company or any of its affiliates, successors and assigns, in any line of business engaged in by the Company as of the Termination Date and providing for cash payments of $121,000 and $49,000, respectively, after termination of employment with the Company. These agreements are attached hereto as Exhibit 5 and incorporated herein by reference.

  On June 19, 1995 the Compensation and Stock Option Committee of the Board of Directors of the Company (the "Compensation Committee") granted, as part of their longstanding stock-based compensation policy, based on 1995 fiscal year performance, pursuant to the Company's 1989 Stock Option Plan, as amended (the "Stock Option Plan"), stock options to David McLaurin, Douglas Kinzer, Ogier Mathewes, Jane Harris and David Hulse representing 16,666, 16,666, 16,666, 8,274 and 8,274 shares of Common Stock, respectively. These stock options were 100% exercisable as of the date of grant and have an exercise price of $7.98 per share.

  On July 25, 1995, the Company adopted the 1995 Stock Appreciation Rights Plan (the "SAR Plan") and authorized certain long-term incentive option awards (the "Incentive Options") under the Company's Stock Option Plan. The SAR Plan is administered by the Compensation Committee and allows for the discretionary grant of stock appreciation rights ("SARs") to officers of the Company chosen by the Compensation Committee to receive grants. The SAR Plan provides that SARs granted pursuant to the SAR Plan cannot be transferred by recipients except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act. The SAR Plan is attached hereto as
Exhibit 6 and incorporated herein by reference.

  On July 25, 1995, the Compensation Committee granted SARs pursuant to the SAR Plan to Clifford Hinkle, Ogier Mathewes, Douglas Kinzer and Jane Harris for 100,000, 100,000, 65,000, and 50,000 shares of Common Stock, respectively, with an exercise price of $7.20 per share. The SARs expire on January 25, 1996.

                                       3
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All of the SARs are scheduled to vest immediately upon a "Change-in-Control" of the Company. A "Change-in-Control" will be deemed to occur in the event that any "person" (as that term is used in Sections 13 and 14(d)(2) of the Exchange
Act) is or becomes the beneficial owner (as that term is used in Section 13(d) of the Exchange Act) directly or indirectly, of a majority of the voting stock of the Company. All of the SARs were granted with the proviso that the amounts payable pursuant to the exercise of the SARs would be reduced to the extent that such amounts, when aggregated with any other payments deemed to be "parachute payments," within the meaning of Section 280G of the Code (other than payments with respect the Severance Benefits Agreements) would be deemed "excess parachute payments", within the meaning of Section 280G of the Code.
The form of Stock Appreciation Rights Agreements is attached hereto as Exhibit
7 and incorporated herein by reference.

  At a meeting held on August 14, 1995, the Compensation Committee, among other things, determined not to issue any Incentive Options in light of the pending Merger.

  (b)(2) Material Contracts between the Company or its Affiliates and the Purchaser.

  A. Agreement and Plan of Merger.

  On August 9, 1995, the Company, the Parent and the Purchaser entered into an Agreement and Plan of Merger (the "Merger Agreement"). Set forth below is a description of the principal terms of the Merger Agreement. This description is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit 1 hereto and is incorporated herein by this reference.

  The Merger Agreement provides that the Purchaser will commence the Offer as soon as practicable but in no event more than five (5) business days after execution of the Merger Agreement. The Merger Agreement further provides that as promptly as practicable after completion of the Offer, the Purchaser will be merged (the "Merger") with and into the Company.

  The Offer. The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than five business days after the initial public announcement of the Offer. The obligation of the Purchaser to accept for payment Shares tendered pursuant to the Offer is subject to the satisfaction of the Minimum Condition and certain other conditions that are described in Section 16 of the Offer to Purchase. The Purchaser and the Parent have agreed with the Company that, without the prior written consent of the Company, no change in the offer may be made that decreases the price per Share payable in the Offer or which reduces the maximum number of Shares to be purchased in the Offer, or which imposes conditions to the Offer in addition to those set forth in the Merger Agreement.

  The Purchaser may, without the consent of the Company, extend the Offer (i) beyond any scheduled expiration date if at such scheduled expiration date any of the conditions to the Purchaser's obligation to accept for payment, and pay for, Shares are not satisfied or waived, until such time as such conditions are satisfied or waived and (ii) for any period required by any rule, regulation, interpretation or position of the Commission or staff thereof applicable to the Offer. The Purchaser has indicated that it presently intends to extend the Offer to a date following a meeting of the Florida Department of Banking and Finance, Board of Financial and Cemetery Services, currently scheduled for September 18, 1995 at which its application for the transfer of the certificates of authority of the Company to the Purchaser or the Surviving Corporation is scheduled for approval, unless it determines that it is advisable, based upon facts and circumstances existing at the time, to close the Offer prior to receipt of such approval.

  Board Representation. The Merger Agreement provides that, subsequent to the consummation of the Offer, so long as the Purchaser shall not have waived the Minimum Condition, the Purchaser will be entitled to at least that percentage of the number of seats on the Board (rounded up to the nearest whole seat) as reflects the percentage of the outstanding shares of the Common Stock of the Company then owned by the Purchaser; provided, however, that until the Effective Time (as defined below) at least one person who was a director of the Company on August 9, 1995, and who is neither an officer of the Company nor a designee,

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shareholder, affiliate or associate (within the meaning of the Federal securities laws) of the Purchaser (one or more of such directors, the "Independent Directors"), shall be entitled to remain a director of the Company. In order to provide the Purchaser with such representation on the Board, the Merger Agreement provides that, upon request of the Purchaser, the Company shall promptly increase the size of the Board of Directors or exercise its best efforts to secure the resignation of such number of directors as is necessary to enable the Purchaser's designees to be elected to the Board of Directors and shall cause the Purchaser's designees to be so elected. The Merger Agreement provides that, notwithstanding anything therein to the contrary, prior to the Effective Time, the affirmative vote of a majority of the Independent Directors shall be required to (i) amend or terminate the Merger Agreement by the Company, (ii) exercise or waive any of the Company's rights or remedies thereunder, or (iii) extend the time for performance of the Purchaser's obligations thereunder.

  The Merger. The Merger Agreement provides that subsequent to the consummation of the Offer, the Merger will, if required under applicable law, be submitted for approval by the holders of a majority of the outstanding Shares. The Purchaser has indicated that it will vote, or cause to be voted, in favor of the Merger all shares of the Company's Common Stock beneficially owned by it. Accordingly, if the Purchaser acquires a majority of the outstanding shares of the Company's Common Stock pursuant to the Offer or otherwise, the Purchaser may be able, without the vote of any other holder of Shares, to adopt the Merger Agreement and approve the Merger.

  As promptly as practicable after the satisfaction or waiver of the conditions described below (the "Effective Time"), the Purchaser will be merged with and into the Company. As a result of the Merger, the corporation surviving the Merger (the "Surviving Corporation") will become a wholly owned subsidiary of the Parent. In addition, the directors of the Purchaser immediately prior to the Effective Time will become the initial directors of the Surviving Corporation and the officers of the Company immediately before the Effective Time will be the initial officers of the Surviving Corporation, in each case until their successors are duly elected or appointed and qualified.

  Consummation of the Merger is subject to certain conditions, including (i) consummation of the Offer, (ii) adoption of the Merger and the Merger Agreement by the requisite vote of the Company's shareholders, (iii) the waiting period (and any extension thereof), if any, applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, (iv) no statute, rule, regulation, judgment, writ, decree, order or injunction shall have been promulgated, enacted, entered or enforced, and no other action shall have been taken, by any domestic or foreign government or governmental, administrative or regulatory authority or agency of competent jurisdiction or by any court or tribunal of competent jurisdiction, domestic or foreign, that in any of the foregoing cases has the effect of making illegal or directly or indirectly restraining, prohibiting or restricting the consummation of the Merger, and (v) all actions by or in respect of or filings with any governmental body, agency, official or authority required to permit the consummation of the Merger shall have been taken or made. In addition, the obligations of the Parent and the Purchaser to consummate the Merger are further subject to the satisfaction at or prior to the Effective Time of the additional condition that the Company will have satisfied and complied with in all material respects each of the covenants of the Company contained in the Merger Agreement from the time the Purchaser accepts Shares for payment pursuant to the Offer up to and including such time as designees of the Parent or the Purchaser have been elected to, and constitute a majority of, the Board of Directors of the Company.

  In the Merger, each share of the Company's Common Stock issued and outstanding immediately prior to the Effective Time (other than Shares held by the Parent or any subsidiary of the Parent immediately prior to the Effective Time which shall be canceled) shall, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive $10.25 (or such greater amount per share as shall have been paid in the Offer) payable to the holder thereof, without interest thereon, upon surrender of the certificate(s) representing such shares.

  Pursuant to the Merger Agreement, the Company will notify the Parent immediately if any inquiries or proposals are received by, any information is requested from, or any negotiations or discussions are sought to

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be initiated or continued with the Company, its subsidiaries, or any of their respective officers, directors, employees, agents or advisors, in each case in connection with any acquisition, business combination or purchase of all or any significant portion of the assets of, or any equity interest in, the Company or any subsidiary which would require the acquiring entity or group to file a
Schedule 13D with respect thereto under the Exchange Act and will keep the Parent reasonably informed of the status and substance of any such inquiries, proposals, requests, negotiations or discussions. The Merger Agreement provides that the Company and its subsidiaries will not, directly or indirectly, through any officer, director, agent, financial adviser or otherwise, solicit, initiate or encourage the submission of proposals or offers from any person relating to any acquisition or purchase of all or a portion of the assets of (other than immaterial or insubstantial assets or inventory in the ordinary course of business), or any equity interest in, the Company or any of its subsidiaries or any business combination with the Company or any of its subsidiaries, or participate in any negotiations regarding, or furnish to any other person any information (except for information which has been previously publicly disseminated by the Company in the ordinary course of business) except in respect of proposals received other than as a result of a failure to comply with the foregoing for which the failure so to act would, in the good faith judgment of the Board of Directors, after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent counsel), constitute a breach of the Board of Directors' fiduciary duties under applicable law. Pursuant to the Merger Agreement, the Company has agreed to notify the Parent if any such proposal or offer, or any inquiry or contact with any person with respect thereto, is made or received and, in detail, the terms thereof no less than two business days prior to responding to any such proposal or offer and, if any such proposal or offer is in writing, the Company has agreed to promptly deliver to the Purchaser and the Parent a copy of such proposal.

  Conduct of Business Pending the Merger. Pursuant to the Merger Agreement, the Company has agreed that, between the date of the Merger Agreement and the Effective Time, unless the Parent shall otherwise consent in writing, the businesses of the Company and its subsidiaries shall be conducted only in the ordinary course of business and in a manner consistent with past practice; and that the Company will use its best efforts to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of the present officers, employees and consultants of the Company and its subsidiaries and to preserve the present relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or any of its subsidiaries has significant business relations. The Merger Agreement also provides that neither the Company nor any of its subsidiaries shall, between the date of the Merger Agreement and the Effective Time, take certain actions without the prior written consent of the Parent. See Offer to Purchase--"Conduct of Business Pending the Merger".

  Additional Agreements. Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, each of the parties thereto has agreed to use its best efforts to take or cause to be taken all actions and to do or cause to be done all things necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement and shall use its best efforts to obtain all necessary waivers, consents and approvals, and to effect all necessary filings under the Exchange Act and the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; provided, however, that in no event shall the Parent or the Purchaser be required to divest any of its assets in connection therewith.

  Amendment. Prior to the Effective Time the Merger Agreement may be amended by action taken by the Purchaser and the Parent and by action taken by or on behalf of the Board at any time before the Effective Time; provided, however, that, after approval of the Merger by the shareholders of the Company, no amendment may be made which would reduce the amount or change the type of consideration into which each Share will be converted upon consummation of the Merger.

  Termination. The Merger Agreement provides that it may be terminated at any time before the Effective Time in the following circumstances: (a) by mutual consent of the Parent and the Company; or (b) by the Parent (i) if the Parent or the Purchaser shall have failed to commence the Offer due to the occurrence

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of any of the events specified in any of the conditions to the Offer, or (ii)
if the Offer shall have expired or been terminated without any shares of the Company's Common Stock being purchased thereunder by the Purchaser as a result of the occurrence of any of the events specified in the conditions to the Offer; or (c) by either the Parent or the Company if the Merger shall not have been consummated by December 31, 1995; provided, however, that such right to terminate the Merger Agreement will not be available to any party who is in breach of the Merger Agreement; or (d) by either the Parent or the Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling the parties hereto shall use their best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement; or
(e) by the Parent if the Board (i) withdraws, modifies or changes its recommendation of the Merger Agreement, the Offer or the Merger in a manner adverse to the Purchaser, (ii) recommends to the holders of Shares any proposal with respect to a tender offer, merger, consolidation, share exchange or similar transaction involving the Company or any of its subsidiaries, other than the transactions contemplated by the Merger Agreement, or (iii) resolves to do any of the foregoing; or (f) by the Company or the Parent if prior to the Effective Time, a corporation, partnership, person or other entity or group shall have made a bona fide offer with respect to which the Board of Directors of the Company, after consultation with and based upon the advice of independent legal counsel (who may be the Company's regularly engaged independent legal counsel), determines in good faith that the failure of the Board of Directors to recommend such offer to the holders of Shares would constitute a breach of the Board of Directors' fiduciary duties under applicable law, provided that any such termination by the Company shall not be effective until payment to the Parent of termination fees as set forth in the Merger Agreement; or (g) by either the Parent or the Company if the other party shall have breached the Merger Agreement in any material respect and such breach continues for a period of ten days after the receipt of notice of the breach from the non-breaching party.

  Indemnification. Pursuant to the Merger Agreement, to the extent provided in the Florida Business Corporation Act and in the Company's Amended and Restated Articles of Incorporation and By-Laws in effect on the date the Merger Agreement is entered into, the Company shall indemnify and hold harmless, and after the Effective Time, the Parent and the Surviving Corporation shall indemnify and hold harmless, each director and officer of the Company or any of its subsidiaries against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to any of the transactions contemplated by the Merger Agreement, including without limitation liabilities arising under the Securities Act of 1933 or the Exchange Act in connection with the Offer, the Merger or any financing. The Merger Agreement provides that the Surviving Corporation shall, for a period of four years following the Effective Time, use its reasonable efforts either (A) to maintain the Company's existing officers' and directors' liability insurance ("D&O Insurance") covering those persons who are currently covered thereby on the date of the Merger Agreement in full force and effect without reduction of coverage; provided, however, that the Surviving Corporation will not be required to pay an annual premium therefor in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement (the "Current Premium"); provided further that if the annual premium of the D&O Insurance exceeds 200% of the Current Premium, the Surviving Corporation will use its reasonable efforts to obtain a policy with the greatest coverage available for a cost not exceeding such amount; provided further that if the existing D&O Insurance expires or is terminated or cancelled during such four-year period, the Surviving Corporation will use its reasonable efforts to obtain as much coverage as can be obtained for the remainder of such period for a premium on an annualized basis not in excess of 200% of the Current Premium; and, provided further that the Surviving Corporation may substitute for the D&O Insurance policies with the same coverage containing terms and conditions which are no less advantageous and provided that such substitution does not result in any gaps or lapses in coverage with respect to matters occurring prior to the Effective Time or (B) to cause the Parent's officers' and directors' liability insurance policy then in effect to cover those persons who are covered on the date of the Merger Agreement by the D&O Insurance. Pursuant to the Merger Agreement, the Parent shall cause the Surviving Corporation to continue in effect the indemnification provisions currently provided by

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the Amended and Restated Articles of Incorporation and By-Laws of the Company
for a period of not less than four years following the Effective Time. The Merger Agreement provides that neither the Company nor the Surviving Corporation shall have any obligation to indemnify any person against any cost, expense, judgment, fine, loss, claim, damage, liability or settlement amount found to have resulted solely from such person's own gross negligence or willful misconduct.

  Fees and Expenses. After the Merger Agreement is terminated by the Company as set forth in clause (f) of the paragraph entitled Termination above, or by the Parent as set forth in clauses (e), (f) or (g) of the paragraph entitled Termination above, the Company shall pay to the Parent, within one business day after receipt of a request therefor, an amount equal to the sum of (a) $2,250,000 (the "break-up fee") and (b) the lesser of (i) $2,000,000 and (ii) all actual out-of-pocket costs and expenses of the Parent and the Purchaser incurred in connection with the Merger Agreement and the transactions contemplated thereby, including, without limitation, legal, professional and service fees and expenses. Except as set forth in the immediately preceding sentence, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses.

  Warrants and Stock Options. Pursuant to the Merger Agreement, prior to the Effective Time, the Company shall (i) offer to each holder of an outstanding warrant granted before the date of the Merger Agreement (other than options outstanding under the Company's stock option plans) an amount in cash in cancellation of such warrant equal to the excess, if any, of the Per Share Amount over the per Share exercise price of such warrant, multiplied by the number of Shares subject to such warrant, less applicable Federal, state and local tax withholdings and (ii) use its best efforts to secure the agreement, if required, of each such holder to accept such cash payment in cancellation of such warrants.

  In addition, the Merger Agreement provides that, prior to the Effective Time, the Board of Directors of the Company (or, if appropriate, a Committee thereof) will adopt such resolutions and approve such amendments, if any, as are necessary to provide for the cancellation of all stock options (the "Options") to purchase Shares granted pursuant to the Company's Stock Option Plan, effective as of immediately prior to the Effective Time. Pursuant to the 1989 Stock Option Plan and in accordance with such resolutions and amendments, immediately prior to the Effective Time, each Option which is not then exercisable or vested will become fully exercisable and vested, and each such Option and all other Options will be cancelled, effective as of immediately prior to the Effective Time, in exchange for a payment by the Company or the Surviving Corporation of an amount, payable within ten business days after the Effective Time, equal to the product of (A) the total number of Shares subject to such Option and (B) the excess, if any, of the price per Share to be paid in the Merger over the exercise price per Share subject to such Option, subject to any required withholding of taxes. Pursuant to the Merger Agreement, as of the Effective Time, the Company shall terminate the 1989 Stock Option Plan.

  Representations and Warranties. The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by the Company with respect to corporate existence and power, corporate authorization, consents and approvals, non-contravention, capitalization, subsidiaries, Commission filings, financial statements, absence of certain changes or events, litigation, taxes, employee benefits, compliance with laws, brokers' fees, environmental matters and other matters.

  The Parent and the Purchaser have also made certain representations and warranties with respect to corporate existence and power, corporate authorization, governmental authorization, non-contravention, financing and other matters.

  B. Company Option Agreement. In connection with the Merger Agreement, the Company and the Parent entered into a Stock Option Agreement, dated as of August 9, 1995 (the "Company Option Agreement"). The following summary of the Company Option Agreement is qualified in its entirety by reference to the text of such agreement, a copy of which is filed as Exhibit 8 hereto and incorporated herein by reference.

  The Option. Pursuant to the Company Option Agreement, the Company granted to the Parent an irrevocable option (the "Company Option") to purchase, upon the terms and subject to the conditions provided for therein, up to 1,253,823 Shares (the "Option Shares") at a purchase price of $10.25 per share (the "Option Purchase Price"). Any profits in excess of $1.00 per share realized by the Parent upon disposition of Option Shares will be refunded to the Company, as more fully described below.

  The Company Option shall, subject to certain exceptions described in the Company Option Agreement, terminate upon the earliest to occur of (a) the date which is 12 months after any Triggering Event (as described below) shall have occurred, (b) the Effective Time, and (c) termination of the Merger Agreement as set forth in clauses (a), (b) (ii) (other than a termination resulting from a willful breach by the Company of any representation, warranty or covenant contained therein), (c) or (d) of the paragraph entitled Termination above, unless prior to that time a Triggering Event shall have occurred. If the Company Option cannot be exercised by reason of any applicable judgment, decree or order, the expiration date of the Company Option shall be extended until five business days after such impediment to exercise shall have been removed.

  Exercise of the Company Option. The Parent may exercise the Company Option subject to certain conditions as set forth in the Company Option Agreement, in whole or in part, at any time and from time to time following the occurrence of any of the following events (each a "Triggering Event"):

    (a) the Company or any of its subsidiaries shall have entered into any agreement with any person (other than the Parent or any of its affiliates), or shall have authorized, recommended, proposed or publicly announced its or their intention to authorize, recommend, or propose to enter into any agreement with any such person, with respect to (i) a merger, consolidation or any similar transaction with such person or involving the Company or any subsidiary, (ii) the sale, lease or other disposition of 15% or more of the consolidated assets of the Company and its consolidated subsidiaries, or
  (iii) the issuance, sale or other disposition of securities (or an option or right to acquire such securities) representing 10% or more of the voting power of the Company or any of its subsidiaries; or

    (b) (i) the making by any person (other than the Parent or any of its affiliates), by public announcement or communication to the Company or otherwise, of a proposal to acquire the Company or any of its subsidiaries by merger, consolidation, purchase of all or a substantial portion of the Company's assets or other similar transaction, or (ii) any person (other than the Parent or its affiliates), shall have commenced, or shall have filed a registration statement under the Securities Act, with respect to a tender or exchange offer for 10% or more of the outstanding Shares; or

    (c) the acquisition, by any person or group, other than the Parent or any of its affiliates, of beneficial ownership of, or the right to acquire beneficial ownership of, securities representing 10% or more of the voting power of the Company or any of its subsidiaries; or

    (d) the shareholders of the Company shall have failed to approve the Merger at the meeting called for that purpose or at any adjournment or postponement thereof, such meeting shall not have been held or shall have been cancelled prior to the termination of the Merger Agreement or the Board of Directors of the Company shall have withdrawn or modified in a manner adverse to the Parent its favorable recommendation of the Merger.

  To the knowledge of the Company, no Triggering Event has occurred as of the date of this Offer to Purchase.

  The Company Option Agreement provides that, in the event that the Parent acquires any Option Shares and disposes of such Shares (other than to an affiliate of the Parent) through a sale, exchange, transfer, merger or otherwise, for an amount per share which exceeds the Option Purchase Price by more than $1.00 (the "Option Cap"), the Parent will promptly return to the Company the amount of such excess. Pursuant to the Company Option Agreement, to the extent that the aggregate amount of such excess in respect of all such transfers exceeds $1,253,823 (the "Aggregate Option Cap"), the Parent shall return such excess and any remaining Option Shares to the Company and the Option shall be cancelled. The Parent will not sell or otherwise dispose of Option Shares except in compliance with the Securities Act and any applicable state securities law.

  Adjustments Upon Changes in Capitalization or Merger. The Company Option Agreement provides that, in the event of any change in the Shares by reason of a stock dividend, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the Company Option, the Option Cap (but not the Aggregate Option Cap) and the Option Purchase Price therefor, shall be adjusted so that the Parent shall receive upon exercise of the Company Option the number and class of shares or other securities or property that the Parent would have received in respect of the Shares if the Company Option had been exercised immediately prior to such event, or the record date therefor, as applicable. Pursuant to the Company Option Agreement, if any additional shares of Common Stock are issued after the date of the Company Option Agreement (other than pursuant to an event described immediately above), the number of Shares subject to the Company Option shall be adjusted so that, after such issuance, it equals 19.9% of the number of Shares then issued and outstanding, without giving effect to any Shares subject to or issued pursuant to the Company Option; provided that the Company shall not enter into any transaction described above if, immediately following such transaction, it does not have available and capable of being reserved for purposes of the Company Option Agreement authorized but unissued and unreserved Shares in the quantity required by the Company Option Agreement to be subject to the Option.

  The Company Option Agreement provides that, in the event that the Company shall enter into an agreement (i) to consolidate with or merge into any person, other than the Parent or one of its subsidiaries, and shall not be the continuing or surviving corporation of such consolidation or merger, (ii) to permit any person, other than the Parent or one of its subsidiaries, to merge into the Company and the Company shall be the continuing or surviving corporation, but, in connection with such merger, the then outstanding Shares shall be changed into or exchanged for stock or other securities of the Company or any other person or cash or any property or then outstanding Shares shall after such merger represent less than 50% of the outstanding shares and share equivalents of the merged company, or (iii) to sell or otherwise transfer all or substantially all of its assets to any person, other than the Parent or one of its subsidiaries, then, and in each such case, the Company Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth in the Company Option Agreement, be converted into, or exchanged for, an option, at the election of the Parent, of either (I) the Acquiring Corporation (as defined below), (II) any person that controls the Acquiring Corporation, or (III) in the case of merger described in clause (ii), the Company.

  "Acquiring Corporation" means (i) the continuing or surviving corporation of a consolidation or merger with the Company (if other than the Company), (ii) the Company in a merger in which the Company is the continuing or surviving corporation and (iii) the transferee of all or substantially all of the Company's assets.

  Put Right of the Parent. The Company Option Agreement provides that, at any time or from time to time during the period commencing with the occurrence of a Triggering Event and ending 12 months thereafter subject to certain exceptions whether or not any portion of the Company Option has been exercised, in the event the Merger Agreement has been terminated and, within twelve months of the date of the Company Option Agreement, (x) any person shall have acquired a majority of the Shares outstanding, (y) the Company shall have consummated a merger, consolidation or similar transaction with any person or (z) the Company shall have sold, leased or otherwise disposed of all or substantially all of the consolidated assets of the Company and its subsidiaries to any person, the Parent may surrender to the Company all or a part of the Company Option as well as all or a part of the Option Shares purchased pursuant to exercise of the Company Option, in which event the Company or any successor entity shall pay to the Parent, on the day of each such surrender, against tender by the Parent of an instrument evidencing such surrender, an amount in cash equal to the sum of:

    (a) the aggregate Option Purchase Price (determined without giving effect to any adjustment described above) for all Option Shares acquired pursuant to exercise of the Company Option which the Parent has elected to cause the Company to repurchase;

    (b) the product of (i) the difference (but in no event more than the Option Cap) between the Market Price (as defined below) for Shares and the Option Purchase Price (as each may be adjusted), multiplied by (ii) the number of Option Shares purchasable on exercise of that portion of the Option which has not previously been exercised by the Parent and which portion the Parent has elected to cause the Company to repurchase, but only if the Market Price is greater than the Option Purchase Price;

    (c) the product of (i) the difference (but in no event more than the Option Cap) between the Market Price and the Option Purchase Price (as may be adjusted) for the Option Shares acquired by the Parent pursuant to the exercise of the Option (or in the case of Option Shares with respect to which the Option has been exercised but the closing date has not occurred, to be acquired) and which the Parent has elected to cause the Company to repurchase, multiplied by (ii) the number of Shares so repurchased, but only if the Market Price is greater than the Option Purchase Price; and

    (d) the aggregate amount of out-of-pocket expenses incurred by the Parent in connection with such transactions.

"Market Price" means the higher of (x) the highest price per Share paid for any Shares on the principal trading market on which such shares are traded during the period from the date of the Company Option Agreement to the date the Parent elects to surrender such Shares to the Company and (y) the highest price paid or offered to be paid or the consideration per share to be received by holders of Shares by any person which has caused a Triggering Event upon the occurrence of a Triggering Event (in each case, as adjusted for any stock split, stock dividend or similar event).

  Right of First Refusal. Pursuant to the Company Option Agreement, if at any time or from time to time during the period commencing with the occurrence of a Triggering Event and ending on the first to occur of 24 months following the first purchase of Option Shares and the termination of the Option, whether or not any portion of the Option has been exercised, the Parent shall desire to sell, transfer, assign or otherwise dispose of all or a part of the Option Shares or other securities purchased pursuant to exercise of the Option to a person (the "Proposed Transferee") other than an affiliate of the Parent or the Company, the Parent shall, subject to certain exceptions, give the Company written notice of the proposed transaction (an "Offeror's Notice"), identifying the Proposed Transferee and setting forth the terms of the proposed transaction. The Company Option Agreement provides that the Company may purchase for cash within 10 days of the receipt of such Offeror's Notice such Option Shares or the Company Option on the same terms and conditions and at the same per share or per option sale price (not to exceed the sum of the then applicable per share Option Purchase Price and the Option Cap) at which the Parent is proposing to transfer the Option Shares to the Proposed Transferee.

  The Company Option Agreement provides that, if the Company fails or refuses to purchase all of the Option Shares covered by the Offeror's Notice, the Parent may sell such Option Shares for not less than the price specified in the Offeror's Notice.

  Registration Rights. Pursuant to the Company Option Agreement, the Company has (i) agreed, subject to certain terms and conditions, that upon request by the Parent, the Company will use its best efforts to register the Option Shares for sale under the Securities Act and (ii) granted the Parent certain "piggy-back" registration rights in respect of the Option Shares.

  C. Warrant Option Agreement. In connection with the Merger Agreement, the Parent and MH Associates, a New York general partnership of which George A. Kellner, a member of the Company's Board of Directors, is a partner ("MH Associates"), entered into a Warrant Option Agreement, dated as of August 9, 1995 (the "Warrant Option Agreement"). The following is a summary of the Warrant Option Agreement, a copy of which is filed as Exhibit 9 hereto and incorporated herein by reference. Such summary is qualified in its entirety by reference to the Warrant Option Agreement.

  The Warrant Option. Pursuant to the Warrant Option Agreement, MH Associates has granted to the Parent the option (the "Warrant Option") to purchase MH Associates' option (the "MH Option") to purchase 486,352 Shares (the "MH Option Shares") at a purchase price of $2.25 per MH Option Share at any time or from time to time prior to April 22, 1996, granted pursuant to the Stock Option Agreement dated April 22, 1986 between the Company and KD Equities, as amended by the Option Amendment Agreement dated October 26, 1990 between the Company and MH Associates (as successor to KD Equities). The Shares subject to the MH Option, and therefore the Warrant Option Agreement, would constitute 7.2% of the then outstanding Shares if the MH Option were exercised in full. If the Warrant Option or the Extended Warrant Option (as defined below) were exercised, and each of the Company Option and the MH Option were exercised by the Parent in full, the Parent would own 21.7% of the then outstanding Shares.

  Exercise of the Warrant Option. The Parent may exercise the Warrant Option at any time after the expiration or termination of the Offer or the acceptance for purchase by the Purchaser (or any other person who is authorized by the Parent) of any Shares pursuant to the Offer, until October 31, 1995 (the "Initial Option Period"). Pursuant to the Warrant Option Agreement, if any Share is accepted for purchase by the Parent or the Purchaser (or any other person who is authorized by the Parent) pursuant to the Offer, the Parent shall be deemed to have exercised the Warrant Option or the Extended Warrant Option on the business day immediately following such date.

  Expiration of the Warrant Option; Extended Warrant Option. The Warrant Option will expire on October 31, 1995; provided however, that, pursuant to the Warrant Option Agreement, if, prior to the last day of the Initial Option Period, the Parent notifies MH Associates of its intent to extend the exercise period beyond the Initial Option Period and pays MH Associates $607,940 in cash (the "Extended Warrant Option Payment"), MH Associates shall grant to the Parent an irrevocable option (the "Extended Warrant Option"), exercisable at any time during the 60-day period commencing on the first day following the Initial Option Period, to purchase the MH Option for the Warrant Option Purchase Price (as defined below).

  Warrant Option Purchase Price. Pursuant to the Warrant Option Agreement, the price at which the Parent may purchase the MH Option upon exercise of the Warrant Option or the Extended Warrant Option, as the case may be (the "Warrant Option Purchase Price") shall be an amount in cash equal to (i) 486,352 times the greater of the per share price offered or to be offered for Shares by the Parent or the Purchaser in the Offer (as such amount may be increased in the Offer) and the highest price per Share paid at any time by the Parent or the Purchaser (or any of its affiliates) in certain transactions other than the Offer, in each case as of the date of exercise, minus (ii) the sum of the aggregate exercise price of the MH Option and the amount of the Extended Warrant Option Payment paid by the Parent; provided, however, that if, within one year following the exercise of the Warrant Option or the Extended Warrant Option, as the case may be, the per share prices described in clause (i) are increased, the Parent shall thereafter pay to MH Associates an amount equal to the difference between the amount previously paid to MH Associates and the Warrant Option Purchase Price as recomputed based upon such increased price or prices. In the event that noncash consideration is included in the Warrant Option Purchase Price, the Warrant Option Purchase Price shall be payable in both such noncash consideration and cash in the respective percentages thereof paid by the Parent or the Purchaser for Shares.

  Sale of MH Option by the Parent. Pursuant to the Warrant Option Agreement, if, prior to the first anniversary of the date of the exercise of the Warrant Option or the Extended Warrant Option, as the case may be, the Parent or any of its affiliates sells or otherwise transfers or assigns either the MH Warrant or any Shares acquired upon exercise thereof, it will promptly pay over to MH Associates 50% of the Profits (as defined below) realized therefrom. "Profits" shall mean, (a) in the case of Shares (i) the excess of (A) the price per Share received by the Parent over (B) the sum of the Warrant Option Purchase Price, the aggregate exercise price of the MH Warrant and the amount of any Extended Warrant Option Payment paid by the Parent, divided by 486,352, multiplied by (ii) the number of Shares in question, and (b) in the case of the MH Warrant, the excess of (A) the consideration received by the Parent over (B) the sum of the Option Purchase Price and the amount of any Extended Warrant Option Payment paid by the Parent (or the appropriate pro rata portion thereof, in the case of partial sales). In the event that noncash consideration is included in consideration received by the Parent, the Profits shall be payable in such noncash consideration in the same percentage as such noncash consideration bears to the total consideration received by the Parent.

  Covenants of MH Associates. Pursuant to the Warrant Option Agreement, MH Associates has agreed that, until the Warrant Option or the Extended Warrant Option, as the case may be, has expired, it will not exercise the MH Option in whole or in part or sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement with respect to the sale, transfer, pledge, assignment or other disposition of, the MH Option to any person other than pursuant to the Warrant Option Agreement.

  D. Exclusivity Agreement. Pursuant to a letter agreement, dated July 24, 1995 (the "Exclusivity Agreement"), between the Company and The Loewen Group Inc. ("Loewen"), the parent company of the Parent, the Company agreed to work exclusively with Loewen, from the date of such letter through the close of business, eastern daylight time, on Tuesday, August 15, 1995 (the "Exclusivity Period") with respect to a business combination transaction between the parties, subject to the terms and conditions set forth therein. During the Exclusivity Period, the Company and its subsidiaries agreed not to, directly or indirectly, through any officer, director, agent, financial advisor or otherwise, solicit, initiate or encourage submission of proposals or offers from any person relating to any acquisition or purchase of all or a portion of the assets (other than immaterial or insubstantial assets or inventory in the ordinary course of business), or any equity interest in, the Company or any of its subsidiaries or any business combination with the Company or any of its subsidiaries, or participate in any negotiations regarding, or furnish to any other person any information (except for information which has been previously publicly disseminated by the Company in the ordinary course of business), subject to the fiduciary obligations of the Company's Board of Directors as advised by counsel in respect of proposals received other than as a result of a failure to comply with this paragraph. The Company agreed to promptly notify Loewen if any such proposal or offer is made.

  In the event the Merger Agreement had not been executed and delivered by both parties on or before the close of business, eastern daylight time, on Tuesday, August 15, 1995, unless extended with the consent of both parties, then any exclusivity obligations of the Company would have ceased and would have no longer had any force or effect as of such date. In addition, the Company and Loewen agreed that, for two years following the date of such letter, neither Loewen nor any person controlled by Loewen nor any officers or directors of Loewen having access to confidential information will purchase any securities of the Company, except (i) pursuant to a transaction approved by the Company's Board of Directors, or (ii) if a third party or group acquires, in a transaction required to be reported on Form 13D, or makes a tender offer to acquire, 10% or more of the Company's common stock not approved in advance by the Board of Directors of the Company. This description is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit 10 hereto and is hereby incorporated by reference.

  E. Confidentiality Agreement. On March 9, 1995, the Company entered into a Confidentiality Agreement with the Parent (the "Confidentiality Agreement"), a copy of which is attached hereto as Exhibit 11 and incorporated herein by reference, pursuant to which the Parent agreed to retain the confidentiality of all confidential information obtained from the Company relating to the Company (except if such information is a matter of public record or if it is lawfully obtained from third parties) including, but not limited to, confidential information obtained through conversations with Company personnel or agents of the Company or the review of documents, files, operations or statements of the Company provided by the Company, and, except as provided in the Confidentiality Agreement, the Parent further agreed to not disclose or disseminate to or discuss with any other person or entity such confidential information. The Confidentiality Agreement provides that, for two years following the date of the Confidentiality Agreement, neither the

Parent nor any person controlled by the Parent nor any of the Parent's officers or directors having access to such confidential information will purchase any securities of the Company, except: (i) pursuant to a transaction approved by the Company's Board of Directors or (ii) if a third party or group acquires or makes a tender offer to acquire 10% or more of the Company's common stock not approved in advance by the Board of Directors of the Company. Pursuant to the Exclusivity Agreement, Loewen agreed to become a party to, and to cause each of its subsidiaries to become a party to, the Confidentiality Agreement, and agreed to be fully bound by the terms and provisions thereof. The Company also agreed, as set forth in the Exclusivity Agreement, that to the extent that the Company is furnished with confidential information with respect to Loewen, the Company shall afford such confidential information the same treatment as is afforded confidential information of the Company by Loewen pursuant to the Confidentiality Agreement. In addition, the Company and Loewen entered into a letter agreement, dated July 25, 1995, a copy of which is attached hereto as
Exhibit 12 and incorporated herein by reference, pursuant to which the Company and Loewen agreed that without the prior written consent of the other party, neither the Company nor Loewen will, and each will direct its officers, directors, agents, financial advisors and any other representatives not to, disclose to any person (other than its own representatives) either the fact that the Company is considering a business combination transaction with Loewen or that any investigations, discussions or negotiations are taking place concerning a possible transaction between the Company and Loewen, or that Loewen has requested or received confidential information relating to the Company, or any of the terms, conditions, or other facts with respect to any such possible transaction, including the status thereof, other than as required under applicable law or at any time seven (7) months after the date thereof if deemed appropriate by either party.

  Potential Conflicts of Interest.

  As a result of the matters discussed in 3(b)(1) and 3(b)(2) above, various directors, executive officers and affiliates of the Company could be deemed to have a financial interest in the transactions contemplated herein which differ from the financial interest of shareholders of the Company generally.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  Since the death of the Company's then Chairman and Chief Executive Officer, Fred O. Drake, Jr. in May, 1994, the Company's Board of Directors has examined a number of strategic alternatives, and in this regard has investigated the possibility of a strategic alliance with, or the sale of the Company to, one of the larger companies in the deathcare industry. During this period, the Company had discussions and meetings from time to time with Loewen, Industry Participant No. 1, Industry Participant No. 2 and Industry Participant No. 3. The Company entered into Confidentiality Agreements with each of these parties providing for access to, and confidential treatment of, certain Company information, and restricting such parties' right to purchase Company common stock without the Company's consent. The Confidentiality Agreement with Loewen was executed in March, 1995.

  Beginning in the fall of 1994, the Board of Directors requested the Company's financial advisor to counsel it on how best to maximize shareholder value and to assist it in the implementation of a plan of action. From October 1994 into March 1995, the Company pursued a possible investment by Industry Participant No. 1 that would have involved a cash investment in return for a substantial interest in the Company, and also engaged in preliminary discussions with Industry Participant No. 2. Both of these negotiations ended without any definitive agreements. Subsequently, Industry Participant No. 1 and Industry Participant No. 2 have been, or are in the process of being, acquired by third parties.

  In the spring of 1995, both Loewen and Industry Participant No. 3 independently expressed an interest in discussing a transaction with the Company. Without indicating any intention to approve a transaction, but in order to establish the potential price parameters of a transaction, the Company arranged for representatives of each of Loewen and Industry Participant No. 3 to conduct preliminary due diligence. Based on such due diligence, but without any obligation, Loewen and Industry Participant No. 3 were each invited to indicate the price per share of the Company that it might offer, if it were so invited to bid by the Board.

At the end of March 1995, Loewen indicated a range of $7.25 to $7.75 per share and the other party indicated a price of $7 per share. At a meeting on March 31, 1995, the Company's Board rejected these indications. At the same meeting, Clifford R. Hinkle, a member of the Board of Directors, was appointed President and Chief Executive Officer of the Company. Mr. Hinkle proceeded to implement a review of the Company's operations and pricing policies.

  In June of 1995, two of the Company's senior executives met in Vancouver with the chairman and CEO of Loewen, other senior executives of Loewen and Loewen's financial advisors to discuss the possibility of a transaction between the Company and Loewen. At this meeting Mr. Hinkle advised Loewen that he and the Company's management team were still engaged in a strategic examination of the Company and its options but that, if appropriate and subject to (a) the completion of that review and (b) discussions with other members of the Board regarding internal operations of the Company in order to obtain a consensus concerning the Company's future strategic direction, he would be willing, in principle, to proceed with discussions beginning in July.

  On July 19, the Company's financial advisor, Commonwealth Associates, met with representatives of Loewen and its financial advisors at its offices in New York and presented them with certain financial information about the Company. As a result of this meeting, on July 24, 1995 the Company and Loewen entered into the Exclusivity Agreement which provided that the Company would negotiate exclusively with Loewen through August 15, 1995. From July 24 to August 7, officers and employees of Loewen, as well as Loewen's professional advisors, conducted a due diligence examination of the Company, exchanged drafts of the Agreement and Plan of Merger and negotiated its non-financial terms, and Loewen delivered to the Company a draft of the Company Option Agreement. During this period, the Company's Board of Directors was kept informed of the progress of discussions, and reviewed the draft Merger Agreement.

  On August 7, Commonwealth Associates met representatives of Loewen and its financial advisors, to try to reach agreement on the Per Share Amount. At the end of their discussions, the valuation was deadlocked in a range of $9.75- $10.25 per share, and the amount of the break-up fee and the Company Option, if any, had not been agreed.

  On August 8, Mr. Loewen and Mr. Hinkle met in New York and, after lengthy discussions, agreed upon the Per Share Amount of $10.25 per Share and the terms of the Company Option and the break-up fee and expense reimbursement provisions of the Merger Agreement. In the early morning of August 9, the Company's Board met in Tallahassee to consider and vote upon the Merger. At that meeting, counsel to the Company advised the Board as to its fiduciary duties and summarized the terms of the proposed Merger Agreement. Commonwealth Associates made a presentation and rendered its opinion that the cash consideration to be received by the shareholders of the Company is fair, from a financial point of view, to such shareholders as of the date of such opinion. By a unanimous vote of all Directors of the Company (including the immediately subsequent assent of one board member absent from the meeting at the time of the vote), the Board of Directors approved the Offer and the Merger, the Merger Agreement and the Company Option, determined that the Offer and the Merger are fair to and in the best interests of shareholders, and recommended that the Company's shareholders accept the Offer and tender their Shares to the Purchaser pursuant to the Offer, and approve and adopt the Merger Agreement. A letter communicating this recommendation is being filed as Exhibit 13 hereto. Following a delayed opening of trading on the New York Stock Exchange pending an announcement, the Merger Agreement and the Company Option Agreement were executed and delivered, and the transaction was publicly announced.

  In reaching its conclusion to approve the Merger Agreement and recommend that shareholders accept the Offer, the Company's Board of Directors considered a number of factors, including, without limitation, the following:

    (1) The business, financial condition, results of operations and competitive position of the Company, on both a historical and a prospective basis, as well as the current industry, economic and market conditions and the Company's current operating strategies. In particular, the Board noted that the Company had been hindered in its strategy of growth through acquisitions by its relatively small size and high cost of capital, as compared with the more successful acquisition programs of competitors for desirable properties which are substantially larger and better capitalized than the Company.

    (2) Historical trading prices and recent trading patterns of the Company's Common Stock. The Board noted that the offer price constitutes a substantial premium to current and to most historical market prices for the Company's common stock, and noted that only under optimistic assumptions as to growth, improvements in operations, and conditions in the deathcare and financial markets was the Company's stock likely to trade at higher levels than the Per Share Amount in the foreseeable future.

    (3) The opinion of Commonwealth Associates, the Company's financial advisor (the "Fairness Opinion"), that, on the basis of its review and analysis and subject to the limitations set forth in its written opinion addressed to the Board of Directors, the $10.25 per share cash consideration to be received by the shareholders of the Company pursuant to the Offer is fair, from a financial point of view, to such shareholders.

    (4) The terms and conditions of the Offer and Merger, as reviewed by and discussed with the Company's management and legal counsel. The Board gave consideration to the size of the break-up fee and the terms of Company Stock Option, noting that the Parent would be obligated to return to the Company any profits in excess of $1.00 per share realized upon exercise thereof, and resale of the shares so purchased. After discussion, the Board concluded that these terms, while necessary to induce the Parent to enter into the Merger Agreement, were not, in the aggregate, such as to preclude the possibility of a competing bid for the Company from a third party.

    (5) The Board's belief that the Offer and the Merger represent the best alternative available to the Company and its shareholders under present circumstances, based on presentations from the management of the Company and the consideration of all other relevant factors. In this regard, the Board considered the Company's extensive recent history of discussions with third parties regarding the possibility of an acquisition or other strategic transaction.

  The Board of Directors did not assign relative weights to the foregoing factors or determine that any factor was of more importance than other factors. Rather, the Board of Directors viewed its position and recommendations as being based on the totality of the information presented to and considered by it.

  A copy of the written Fairness Opinion of Commonwealth Associates, setting forth the assumptions made, factors considered and scope of the review undertaken by Commonwealth Associates is attached hereto as Exhibit 14 and incorporated herein by reference. SHAREHOLDERS ARE URGED TO READ THE OPINION OF COMMONWEALTH ASSOCIATES IN ITS ENTIRETY.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  On June 21, 1995, the Company and Commonwealth Associates entered into a letter agreement (the "Engagement Letter"), pursuant to which Commonwealth Associates agreed to provide the Company with financial advice and assistance in connection with the proposed sale or merger of the Company, and to render a fairness opinion with respect to the consideration to be received in the transaction.

  For its services, and in accordance with the terms of the Engagement Letter, the Company has paid Commonwealth Associates (i) $15,000 upon the signing of the Engagement Letter, (ii) $35,000 upon the signing of the Merger Agreement, and (iii) $100,000 upon delivery of the Fairness Opinion. In addition, the Company will pay Commonwealth Associates approximately $735,000 upon the consummation of the Offer. The Engagement Letter with Commonwealth Associates also provides that the Company will reimburse Commonwealth Associates for its reasonable out-of-pocket expenses and will indemnify Commonwealth Associates against certain liabilities incurred in connection with its services.

  The Company has been informed that Commonwealth Associates, prior to June 1995, had not been retained by and did not have any other contract, agreement, arrangement or understanding giving rise to an actual or potential conflict of interest, and did not otherwise have any actual or potential conflict of interest, with the Company, the Purchaser, the Parent or any of their respective directors, executive officers or affiliates.

  Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to the shareholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) To the best of the Company's knowledge, no transactions in shares of the Company's Common Stock have been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director, affiliate and subsidiary of the Company currently intends to tender all Shares to the Purchaser which are held of record or beneficially by such person or over which he, she or it has sole dispositive power, or, in certain cases, to donate such Shares to trusts or charitable institutions prior to the closing of the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth in this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) There are no transactions, board resolutions, agreements in principle, or any signed contracts in response to the Offer, other than as described in Item 3(b) of this Statement, which relates to or would result in one or more of the matters referred to in Item 7(a)(i), (ii), (iii) or (iv).

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

  The Information Statement attached hereto as Annex I is being furnished in connection with the possible designation by the Purchaser, pursuant to the Merger Agreement, of certain persons to be appointed to the Board of Directors other than at a meeting of the Company's shareholders.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

  The following exhibits are filed herewith:

      Exhibit 1  --Agreement and Plan of Merger between MHI Group, Inc., Loewen
                  Group International, Inc. and SPRT Corp. dated August 9,
                  1995*
      Exhibit 2  --Pages 6-11 of the Proxy Statement, dated July 10, 1995, of
                  MHI Group Inc.*
      Exhibit 3  --Form of Severance Benefits Agreements between MHI Group,
                  Inc. and certain Executive Officers*
      Exhibit 4  --Form of Amendments to Severance Benefits Agreements between
                  MHI Group, Inc. and certain Executive Officers*
      Exhibit 5  --Noncompetition Agreements between MHI Group, Inc. and certain Executive Officers*
      Exhibit 6  --1995 Stock Appreciation Rights Plan of MHI Group, Inc.*
      Exhibit 7  --Form of Stock Appreciation Rights Agreements between MHI
                  Group, Inc. and certain Executive Officers*
      Exhibit 8  --Stock Option Agreement, dated as of August 9, 1995, between
                  Loewen Group International, Inc. and MHI Group, Inc.*
      Exhibit 9  --Warrant Option Agreement, dated as of August 9, 1995, between Loewen Group International, Inc. and MH Associates.*
      Exhibit 10 --Letter Agreement between MHI Group, Inc. and The Loewen
                  Group Inc. dated July 24, 1995*
      Exhibit 11 --Confidentiality Agreement between MHI Group, Inc. and Loewen
                  Group International, Inc., dated March 9, 1995*
      Exhibit 12 --Letter Agreement between MHI Group, Inc. and The Loewen
                  Group Inc. dated July 25, 1995*
      Exhibit 13 --Letter from Clifford R. Hinkle, Chief Executive Officer of
                  MHI Group, Inc. to Shareholders of MHI Group Inc. dated
                  August 15, 1995 regarding the Offer
      Exhibit 14 --Fairness Opinion of Commonwealth Associates dated August 9,
                  1995
      Exhibit 15 --Press Release dated August 9, 1995*

--------
* Not included in copies mailed to Shareholders.

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 15, 1995                    MHI GROUP, INC.
                                          a Florida Corporation

                                                  /s/Clifford R. Hinkle
                                          By: _________________________________
                                             Clifford R. Hinkle
                                             President and Chief Executive
                                             Officer

                                                                         ANNEX I

                                MHI GROUP, INC.
                             3100 CAPITAL CIRCLE NE
                        TALLAHASSEE, FLORIDA 32308-3760

                       INFORMATION STATEMENT PURSUANT TO
             SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14f-1 THEREUNDER

  This Information Statement is being mailed on or about August 15, 1995 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of MHI Group, Inc., a Florida corporation (the "Company"), to the holders of record of shares of common stock, $.40 par value, of the Company ("Common Stock" or "Shares") at the close of business on August 11, 1995. The
Schedule 14D-9 relates to the offer (the "Offer") disclosed in a Tender Offer Statement on Schedule 14D-1 filed with the Securities and Exchange Commission on August 14, 1995 by SPRT Corp., a Florida corporation (the "Purchaser") and a wholly owned subsidiary of Loewen Group International, Inc., a Delaware corporation ("LGI"), to purchase all of the outstanding Shares of the Company, subject to, among other things, there being validly tendered and not withdrawn before the expiration of the Offer a number of shares which, together with Shares owned by the Purchaser or LGI, represent at least a majority of the total number of Shares outstanding on a fully diluted basis (the "Minimum Condition"). The Offer is being made by the Purchaser pursuant to an Agreement and Plan of Merger dated as of August 9, 1995 (the "Merger Agreement"), among LGI, the Purchaser, and the Company. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board"). The Merger Agreement requires the Company, at the request of the Purchaser, to take all action necessary to cause the Purchaser's designees (the "Purchaser Designees") to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder. See "Board of Directors--Right to Designate Directors."

  You are urged to read this Information Statement carefully. You are not, however, requested to take any action pertaining to the election of directors described herein.

  Pursuant to the Merger Agreement, the Purchaser commenced the Offer on August 14, 1995. The Offer is scheduled to expire at 12:00 midnight on Monday, September 11, 1995, New York City time, at which time, upon the expiration of the Offer, if all conditions of the Offer have been satisfied or waived, the Purchaser has informed the Company that it intends to purchase all Shares validly tendered pursuant to the Offer and not withdrawn.

  The information contained in this Information Statement concerning LGI and the Purchaser has been furnished to the Company by LGI, and the Company assumes no responsibility for the accuracy or completeness of such information.

                               VOTING SECURITIES

SECURITIES OUTSTANDING

  As of June 26, 1995, there were 6,271,126 Shares issued and outstanding and entitled to vote. The Company has no voting securities outstanding, other than the Shares. Each stockholder of record is entitled to one vote per Share held on all matters submitted to a vote of stockholders.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

  The following table sets forth information available to the Company as of June 26, 1995, with respect to the ownership of Common Stock as of April 30, 1995 by (i) each person known to the Company to be the beneficial owner of more than 5% of the outstanding Common Stock, (ii) each named executive officer designated in the section of this Proxy Statement captioned "Executive Compensation" who is not a director of the Company, and (iii) all directors and executive officers as a group. Information regarding the beneficial ownership of Common Stock by each director is set forth in the section of this Information Statement captioned "Directors of the Company." Except as otherwise indicated, each person named below has sole investment and voting power with respect to the securities shown.

                                               AGGREGATE NUMBER    PERCENT OF
                                                  OF SHARES          SHARES
      BENEFICIAL OWNER                        BENEFICIALLY OWNED OUTSTANDING(1)
      ----------------                        ------------------ --------------
   Heartland Group, Inc.(2)..................      637,300            10.1
   790 N. Milwaukee Street
   Milwaukee, WI 53202
   Kennedy Capital Management(3).............      379,200             6.0
   425 N. New Ballas Road, #181
   St. Louis, MO 63141-6821
   MH Associates(4)..........................      486,352             7.7
   40 Broad Street
   New York, NY 10004
   J.C. Ogier Mathewes.......................       14,650             *
   Douglas I. Kinzer.........................       40,889             *
   All Current Directors and Executive             324,937(5)          5.1(5)
    Officers as a Group (9 persons)..........

--------
* Less than one percent
(1) The calculation of percent of class is based on the number of shares of Common Stock outstanding as of June 15, 1995, excluding shares held by the Company.
(2) In a Schedule 13G filed on March 10, 1995 by Heartland Group, Inc., an investment adviser ("Heartland"), Heartland reported that as of February 28, 1995 it beneficially owned 637,300 shares of Common Stock (10.1% of the total shares outstanding as of June 26, 1995). Heartland reported that it possesses (i) sole dispositive power with respect to 637,300 shares of Common Stock and (ii) no sole or shared voting power. The Schedule 13G also states that Heartland has not acquired the Company's shares for the purpose of changing or influencing the control of the Company.
(3) In a Schedule 13G filed on February 15, 1995 by Kennedy Capital Management, Inc., an investment adviser ("Kennedy"), Kennedy reported that as of February 13, 1995 it beneficially owned 379,200 shares of Common Stock (6.0% of the total shares outstanding as of June 26, 1995). Kennedy reported that it has shared voting and dispositive power over all shares beneficially owned. The Schedule 13G also states that Kennedy has not acquired the Company's shares for the purpose of changing or influencing the control of the Company.
(4) MH Associates' beneficial ownership interest consists of the KD Option (as defined below) to purchase 486,352 shares of Company Common Stock at $2.25 per share. See "Certain Relationships and Related Transactions-- Transactions with MH Associates" below.
(5) Does not include shares of Common Stock held by (i) Fred O. Drake, Jr., who died in May 1994, (ii) David J. McLaurin, who resigned as President and Chief Executive Officer of the Company in April 1995, and (iii) a director pursuant to the KD Option. See "Certain Relationships and Related Transactions--Transactions with MH Associates" below.

  CLIFFORD R. HINKLE, age 46, has served as Director since May 1993 and as President and Chief Executive Officer from April 1995. Since 1991, Mr. Hinkle has served, and continues on a part-time basis to serve, as President of Flagler Capital Corporation (financial advisory and investment services). He was Executive Director of the State Board of Administration of Florida from 1987 to 1991 (trust management).

  FRED O. DRAKE, JR., served as Chairman of the Board of Directors from June 1986 and Chief Executive Officer from November 1981, until his death on May 30, 1994. Mr. Drake also served as President of the Company from 1981 to 1989.

  DAVID J. MCLAURIN, age 55, served as President of the Company from September 1993, and as Chief Executive Officer from May 1994 until his resignation in April 1995. Previously, Mr. McLaurin served as Chief Operating Officer of the Company from September 1993 until May 1994, as Vice President of Marketing and Operations from May 1990 until August 1993.

  J.C. OGIER MATHEWES, age 51, has served the Company since August 1992 as Vice President and Chief Financial Officer. Prior to that time, Mr. Mathewes was employed by Brendle's Inc., as its Vice President and Chief Financial Officer since 1990.

  GLYNDA JANE HARRIS, age 58, has been employed by the Company in various capacities since September 1982 and since April 1985 as Vice President and Treasurer.

  DOUGLAS I. KINZER, age 40, became Vice President and Chief Operating Officer of the Company on June 1, 1994. Prior thereto, Mr. Kinzer was General Manager of Star of David Memorial Gardens Cemetery and Funeral Chapel (acquired by the Company in 1987) from 1980 until June 1, 1994. Mr. Kinzer was elected Vice President of the Company in August 1990.

                               BOARD OF DIRECTORS

GENERAL

  The Board currently consists of 6 members with no vacancies. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS

  Pursuant to the Merger Agreement, upon consummation of the Offer, so long as the Purchaser shall not have waived the Minimum Condition, the Purchaser will be entitled to designate such number of directors of the Company such that the Purchaser Designees shall constitute a majority on the Board. The Company shall, at the option of the Purchaser, either increase the size of the Board or exercise its best efforts to obtain the resignation of such number of its current directors as is necessary to enable the Purchaser Designees to be so elected to the Board, and shall cause the Purchaser Designees to be so elected; provided, however, that if the Purchaser Designees are elected to the Board, until the completion of the Merger the Board shall include at least one director who is a member of the Board on the date of the Merger Agreement and who is not an officer of the Company (one or more of such directors, the "Independent Directors"), if any such directors are willing to serve. If no Independent Directors remain, the other directors shall designate one person to fill one of the vacancies who shall not be either an officer of the Company or a designee, shareholder, affiliate or associate of the Purchaser or LGI, and such person shall be deemed to be an Independent Director.

  The Purchaser has informed the Company that it will choose the Purchaser Designees from the directors and executive officers listed on Schedule I to this Information Statement, a copy of which is being mailed to shareholders together with this Schedule 14D-9. No determination has yet been made as to which of the current directors of the Company who are not officers of the Company will continue as directors following the purchase of Shares pursuant to the Offer.

  It is expected that the Purchaser Designees may assume office at any time following consummation of the Offer, so long as the Purchaser shall not have waived the minimum condition, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign to enable the Purchaser Designees to be elected to the Board. It is not currently known which, if any, current directors of the Company will resign. The Purchaser has informed the Company that each of the directors and executive officers listed on Schedule I to this Information Statement has consented to act as a director, if so designated.

                            DIRECTORS OF THE COMPANY

  The following table sets forth information available to the Company as of June 15, 1995, with respect to the name, the age, the principal occupation for the last five years, the beneficial ownership of Common Stock and the percentage of outstanding Common Stock represented by such ownership of each director of the Company. Unless otherwise indicated, all shares of Common Stock are owned directly and of record and the director owning such shares has sole voting and investment power with respect thereto.

                                          AGGREGATE NUMBER
 NAME AND                       DIRECTOR     OF SHARES          PERCENT OF
 PRINCIPAL OCCUPATION(1)    AGE  SINCE   BENEFICIALLY OWNED OUTSTANDING SHARES
 -----------------------    --- -------- ------------------ ------------------
W. Fred Lindsey, M.D.
 Chairman of the Board of
 Directors of the Company,
 and Chairman of the
 Board, Dixie Oil
 Company(2)...............   67   1968         49,000                *
Clifford R. Hinkle
 President and Chief
 Executive Officer(3).....   46   1993         16,750                *
W. Dexter Douglass
 General Counsel,
 Governor's Office, State
 of Florida and Partner,
 Douglass, Powell &
 Rudolph (attorneys)(4)...   65   1968         57,078                *
George A. Kellner
 Managing Partner, Kellner
 DiLeo & Co...............   52   1988        515,102(5)           8.1(5)
Carl R. Pennington, Jr.
 Member, Pennington &
 Haben, P.A. (attorneys)..   64   1991         29,562                *
Benson L. Skelton, Jr.
 President, Skelton,
 Ketcham, von Goeben,
 Bryant & Perkins, P.A.
 (certified public
 accountants).............   63   1988         44,150                *

--------
*  Less than one percent.
(1) There has been no change in principal occupation or employment in the past five years, except for Dr. Lindsey, Mr. Hinkle and Mr. Douglass as noted below.
(2) Dr. Lindsey was elected Vice Chairman of the Board of Directors of the Company in 1993 and was elected Chairman of the Board of Directors of the Company in June 1994. Dr. Lindsey was employed with Radiology Associates from July 1959 until June 1994. From October 1970 until the present, he has been Chairman of the Board of Dixie Oil Company.
(3) Mr. Hinkle was named President and Chief Executive Officer of the Company in April, 1995. Mr. Hinkle has served as President of Flagler Capital Corporation (financial advisory and investment services) from 1991 until present. He was Executive Director of the State Board of Administration of Florida from 1987 to 1991 (trust management).
(4) Mr. Douglass was appointed General Counsel to the State of Florida's Governor's Office in February, 1995.
(5) Includes shares held pursuant to the KD Option. See "Certain Relationships and Related Transactions--Transactions with MH Associates" below.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

  The Company has a standing Audit Committee, which reviews with management all significant accounting and disclosure matters, selects the Company's independent certified public accountants, and reviews the scope of such accountants' examination. The Audit Committee also meets with the Company's certified public accountants, independent of management, to inquire as to the Company's adequacy of internal controls and the cooperation of management and Company personnel. The Audit Committee, for the fiscal year ended April 30, 1995, held four meetings. The Audit Committee currently consists of Mr. Douglass (Chairman), Mr. Pennington and Mr. Skelton.

  The Company has a standing Nominating Committee, which nominates individuals for election as Directors of the Company. The Nominating Committee currently consists of Mr. Kellner (Chairman), Dr. Lindsey and Mr. Pennington. The Committee's functions were performed in 1995 by the full board of Directors and, consequently, the Committee held no meetings during the fiscal year ended April 30, 1995.

  The Company's Compensation and Stock Option Committee reviews and recommends to the Board of Directors the cash or other compensation, including any stock options, to be paid to the Board of Directors and management. The Compensation and Stock Option Committee currently consists of Mr. Pennington (Chairman), Dr. Lindsey and Mr. Douglass. The Compensation and Stock Option Committee held four meetings during the fiscal year ended April 30, 1995.

  The Company has a standing Investment and Investor Relations Committee which reviews the investments in the trust accounts of the Company, sets investment policies and recommends investment criteria to the outside trustee. The Committee consists of Mr. Skelton (Chairman), Dr. Lindsey, and Mr. Pennington. The Investment Committee held three meetings during the fiscal year ended April 30, 1995.

                             EXECUTIVE COMPENSATION

  The following table sets forth information regarding the compensation of the Company's Chief Executive Officer and its other executive officers for each of the last three fiscal years.

                           SUMMARY COMPENSATION TABLE

                                                           ANNUAL            LONG-TERM
                                                       COMPENSATION(1)      COMPENSATION
                                                    ----------------------- ------------
                                                                             SECURITIES   ALL OTHER
                                                                             UNDERLYING  COMPENSATION
 NAME AND PRINCIPAL POSITION(2)                YEAR SALARY($)   BONUS($)(3)  OPTIONS(#)     ($)(4)
 ------------------------------                ---- ---------   ----------- ------------ ------------
Clifford R. Hinkle........................     1995   31,994(5)       --       16,250          --
President & Chief Executive Officer            1994      --           --          --           --
                                               1993      --           --          --           --

Fred O. Drake, Jr.........................     1995   15,833          --        2,500       77,400
Former Chairman of the Board and Chief         1994  190,000      117,092       8,125        1,932
Executive Officer                              1993  238,500(4)    85,300      12,500        2,340

David J. McLaurin.........................     1995  180,000(7)    75,000       2,500        2,452
Former President & Chief Executive Officer     1994   97,500       53,000       8,125        2,249
                                               1993  104,600(7)    45,300      12,500        2,182

J.C. Ogier Mathewes.......................     1995  125,000       62,500       2,500        1,563
Vice President & Chief Financial Officer       1994   97,500       26,500       8,125        1,210
                                               1993   65,040       22,549       6,250          --

Douglas I. Kinzer.........................     1995  123,586       62,500       2,500        2,695
Vice President & Chief Operating Officer       1994  108,160       52,500       8,125        2,406
                                               1993  100,000       18,900      12,500        2,317

--------
(1) All compensation required to be disclosed in the column "Other Annual Compensation" such as perquisites and other personal benefits received by each named executive officer (including car use allowance) in each instance aggregated less than the lesser of $50,000 or 10% of each officer's annual salary and bonus.
(2) See page A-2 of this Information Statement for a description of the changes in management through June 1995.
(3) Cash awards are made to executives based upon the individual's contribution to the attainment of overall company objectives and individual goals. Cash awards are paid annually during the year following the year-end performance review.
(4) Except with respect to Mr. Drake, these figures reflect the Company's contribution to the Company 401-K Plan on behalf of the named executive. Under the 401-K Plan, the Company contributes to each participant's account 25% of the participant's contribution limited to not more than 2% of participant's earnings. The $77,400 paid to Mr. Drake represents a severance payment on account of his termination of employment with the Company and was paid to his beneficiary subsequent to his death in May 1994.
(5) Mr. Hinkle was named President and Chief Executive Officer in April 1995, with an annual salary of $150,000. Of the $31,994 Mr. Hinkle received in fiscal 1995, $21,705 represents fees for services as a director prior to his employment with the Company.
(6) Includes $50,000 deferred compensation for the year 1993. The Company had accrued amounts annually to a deferred compensation account for Mr. Drake. On April 15, 1994 the Company and Mr. Drake entered into an agreement whereby the Company satisfied its obligation for the payment of deferred compensation by the payment of the present value of the deferred compensation in the amount of $463,000.
(7) Includes $30,000 and $17,500 in deferred compensation for the years 1993 and 1995, respectively. Mr. McLaurin's deferred compensation plan provided for deferred compensation of $30,000 per year for a two-year period, with 10-year vesting of 10% per year. The Company and Mr. McLaurin agreed in March 1994 to terminate this agreement effective April 30, 1994. It was further agreed that the previously deferred compensation would be fully vested and a payment of $47,500 in May 1994 satisfied the Company's obligation for payment of Mr. McLaurin's deferred compensation.

  The following table sets forth information regarding grants of stock options made during fiscal year 1995 to each of the named executive officers.

                    OPTION/SAR GRANTS IN LAST FISCAL YEAR(1)




                                          INDIVIDUAL GRANTS
                         ----------------------------------------------------
                                       % OF TOTAL                               POTENTIAL REALIZED VALUE
                           NUMBER OF     OPTIONS                                 AT ASSUMED ANNUAL RATE
                          SECURITIES   GRANTED TO           GRANT             OF STOCK PRICE APPRECIATION
                          UNDERLYING    EMPLOYEES  EXERCISE  DATE              FOR OPTION TERM (10 YRS.)*
                            OPTIONS        IN       PRICE   MARKET EXPIRATION ------------------------------
                         GRANTED(2)(*) FISCAL YEAR  ($/SH)  ($/SH)    DATE     0%/$     5%/$(3)    10%/$(3)
                         ------------- ----------- -------- ------ ---------- -------- ---------  ----------
Clifford R. Hinkle......    16,250        12.7      8.475   8.625  9/15/2004     --0--    86,694     219,456
Fred O. Drake, Jr. .....     2,500         2.0      9.800   9.750  6/15/2004     --0--    15,410      39,053
David J. McLaurin.......     2,500         2.0      9.800   9.750  6/15/2004     --0--    15,410      39,053
J.C.Ogier Mathewes......     2,500         2.0      9.800   9.750  6/15/2004     --0--    15,410      39,053
Douglas I. Kinzer.......     2,500         2.0      9.800   9.750  6/15/2004     --0--    15,410      39,053

--------
  * The dollar gains under these columns result from calculations assuming 0%, 5% and 10% growth ratios as set by the Securities and Exchange Commission and are not intended to forecast future price appreciation of the Common Stock. The gains reflect a future value based upon growth at these prescribed rates.

    It is important to note that since the exercise price of the options granted was approximately equal to the fair market value of the Common Stock on the date of grant, the options will have value to the listed executives and to all option recipients only if the stock price advances beyond the exercise price shown in the table during the effective option period.

(1) No SARs were awarded in the 1995 fiscal year. See below for grants of stock options and SARs since the end of the Company's last fiscal year.
(2) These awards were made pursuant to the 1989 Plan. Under this plan, the option exercise price is the average daily per share closing price for the five consecutive trading days immediately preceding the date of grant. The 1989 Plan is currently open to participation by officers and employees of the Company and its subsidiaries who are selected by the Compensation and Stock Option Committee appointed by the Company's Board of Directors. The Committee determines the dates after which options granted under this plan may be exercised. All options granted in fiscal 1995 were available for exercise at date of grant. The 1989 Plan also provides for an annual automatic grant to non-employee directors of the Company. The options granted to Mr. Hinkle represent options automatically granted to him as a non-employee director. The grant to Mr. Drake was earned by him during his tenure as Chief Executive Officer during fiscal 1995 and paid to his beneficiary subsequent to his death.
(3) The assumed annual rates of appreciation of five and ten percent would result in the price of the Company's Common Stock increasing to $13.81 and $21.98, respectively for Mr. Hinkle and $15.964 and $25.421, respectively for the remaining named executives.

    AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END
                               OPTION/SAR VALUES

  The following table provides information regarding the exercise of options during the Company's last fiscal year and the number and value of unexercised options held at year end by each of the named executive officers.

                          SHARES           NUMBER OF SECURITIES
                         ACQUIRED               UNDERLYING      VALUE OF UNEXERCISED
                            ON     VALUE       UNEXERCISED          IN-THE-MONEY
                         EXERCISE REALIZED    OPTIONS/SAR'S        OPTIONS/SAR'S
 NAME                      (#)      ($)      AT FY-END (#)(1)     AT FY-END ($)(1)
 ----                    -------- -------- -------------------- --------------------
Clifford R. Hinkle......   --0--    --0--         16,250                --0--
Fred O. Drake, Jr. .....  91,563  233,568          2,500                --0--
David J. McLaurin.......   --0--    --0--         31,875               43,826
J.C. Ogier Mathewes.....   --0--    --0--         13,750                3,494
Douglas I. Kinzer.......   --0--    --0--         34,375               87,469

--------
(1) All options listed in this table are currently exercisable.

  On March 13, 1995, the Board of Directors approved a Severance Benefits Plan for the Chief Executive Officer, President, Chief Operating Officer, Chief Financial Officer, Treasurer and Corporate Secretary of the Company (the "Severance Recipients"). The Severance Benefits Agreements entered into between the Severance Recipients and the Company pursuant to the Severance Benefits Plan provide for a severance benefit payment of a specified amount not in excess of the Benefit Recipient's annual base salary plus any bonus that has already been earned and accrued by the Company in the event he or she is terminated by the Company without Cause or if the Severance Recipient terminates employment with the Company for Good Reason following a Change of Control, subject to a reduction in the amount of severance benefit payments pursuant to the Severance Benefits Agreements to the extent that such payments, when aggregated with any other payments deemed to be "parachute payments", within the meaning of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), would be deemed to be "excess parachute payments", within the meaning of Section 280G. Change of Control is defined as the first to occur of any of the following: (i) any consolidation or merger of the Company in which the Company is not the surviving entity, or pursuant to which shares of the Common Stock would be converted into cash, securities or other property, or any sale, exchange or other transfer of all or substantially all of the Company's assets, or the liquidation of the Company, (ii) the acquisition by any entity of a majority of the outstanding voting securities of the Company, or (iii) during any consecutive twenty-four month period, individuals who at the beginning of such period constitute the entire Board of Directors cease for any reason to constitute a majority thereof, unless approved by the members of the Board of Directors at the beginning of such period or their successors elected by such Board members. These Agreements have no set termination date.

  Ogier Mathewes and Jane Harris have entered into Noncompetition Agreements with the Company providing that, for a period of one year after the occurrence of a Termination Date (as defined in the Severance Benefits Agreements), they shall not, directly or indirectly, operate, manage, own or participate in, or in any manner be affiliated with, any business or venture that engages in competition with the Company or any of its affiliates, successors and assigns, in any line of business engaged in by the Company as of the Termination Date and providing for cash payments of $121,000 and $49,000, respectively, after termination of employment with the Company.

  On June 19, 1995 the Compensation and Stock Option Committee of the Board of Directors of the Company (the "Compensation Committee") granted, as part of their longstanding stock-based compensation policy, based on 1995 fiscal year performance, pursuant to the Company's 1989 Stock Option Plan (the "Stock Option Plan"), stock options to David McLaurin, Douglas Kinzer, Ogier Mathewes, Jane Harris and David Hulse representing 16,666, 16,666, 16,666, 8,274 and 8,274 shares of Common Stock, respectively. These stock options were 100% exercisable as of the date of grant and have an exercise price of $7.98 per share.

  On July 25, 1995, the Company adopted the 1995 Stock Appreciation Rights Plan (the "SAR Plan"). The SAR Plan is administered by the Compensation Committee and allows for the discretionary grant of stock appreciation rights ("SARs") to officers of the Company chosen by the Compensation Committee to receive grants. The SAR Plan provides that SARs granted pursuant to the SAR Plan cannot be transferred by recipients except by will or the laws of descent and distribution or pursuant to a qualified domestic relations order as defined by the Code or Title I of the Employee Retirement Income Security Act.

  On July 25, 1995, the Compensation Committee granted SARs pursuant to the SAR Plan to Clifford Hinkle, Ogier Mathewes, Douglas Kinzer and Jane Harris for 100,000, 100,000, 65,000 and 50,000 shares of Common Stock, respectively, with an exercise price of $7.20 per share. The SARs expire on January 25, 1996. All of the SARs are scheduled to vest immediately upon a "Change-in-Control" of the Company. A "Change-in-Control" will be deemed to occur in the event that any "person" (as that term is used in Section 13 and 14(d)(2) of the Exchange Act) is or becomes the beneficial owner (as that term is used in Section 13(d) of the Exchange Act) directly or indirectly, of a majority of the voting stock of the Company. All of the SARs were granted with the proviso that the amounts payable pursuant to the exercise of the SARs would be reduced to the extent that such amounts, when aggregated with any other payments deemed to be "parachute payments," within the meaning of Section 280G of the Code (other than payments with respect the Severance Benefits Agreements) would be deemed "excess parachute payments", within the meaning of Section 280G of the Code.

                           COMPENSATION OF DIRECTORS

  Each Director who is not a Company employee, other than the Chairman of the Board, is entitled to a fee of $2,000 per quarter, regardless of attendance at meetings, a fee of $1,000 for each Directors' meeting attended and a fee of $500 for each committee meeting attended. The Chairman of the Board receives an annual fee of $20,000. The Company paid a total of $117,952 in Directors' fees during fiscal 1995. In addition, Directors who are not officers of the Company receive, as part of their annual compensation as Directors, options to purchase 10,000 shares of Common Stock ("Directors' Options"). The Directors' Options are awarded effective upon each Director's election or reelection to the Board, expire ten years from the date of grant and have an exercise price equal to the average daily per share closing price for the five consecutive trading days immediately proceeding the date of grant.

                              EMPLOYMENT CONTRACTS

  On February 19, 1991, the Company entered into an employment agreement with Fred O. Drake, Jr., for a period of three years commencing on November 16, 1991 and ending on November 17, 1994. This agreement provided for a minimum annual compensation of $190,000 plus an annual bonus equal to five percent of pre-tax net profits of the Company that exceeds $1,200,000. Following Mr. Drake's death in May 1994, the annual bonus for fiscal 1995 due under this agreement was payable to his estate. In addition, under a predecessor employment agreement, Mr. Drake's estate is entitled to receive deferred compensation in an amount equal to $60,000 per year for ten years following Mr. Drake's death.

  In April 1994, the Company and Mr. Drake agreed to amend his 1991 employment agreement. The amendment provided for the Company to satisfy its obligation under the predecessor employment agreement for the payment of deferred compensation and to extinguish the Company's liability by the payment of the present value of the deferred compensation in the amount of $463,000. The payment was made and the Company's liability was extinguished in April 1994. The amended agreement also provided for $77,400 additional compensation upon retirement or other termination of Mr. Drake. After Mr. Drake's death in May 1994, the $77,400 additional compensation was paid to Mr. Drake's wife, Roberta Drake, in June 1994. The amendment also provided for the Company to loan Roberta Drake, upon request, the sum of $136,000 bearing interest at the rate of 6.25% payable in 120 equal consecutive monthly installments, including both principal and interest. The request for such loan was made in April, 1995. The purpose of this loan was to aid Roberta Drake in the payment of income taxes resulting from the death of Mr. Drake. The largest aggregate amount of debt outstanding at any point in time to the date hereof was $136,600. As of June 15, 1995 the amount outstanding under the loan agreement was $135,778.

  In April 1995, Mr. Hinkle succeeded Mr. McLaurin as President and Chief Executive Officer of the Company. In compensation for his services, the Company has agreed to pay Mr. McLaurin $10,000 per month from the date of his departure as President and Chief Executive Officer in April 1995 through December 1995 in his present capacity as Company advisor.

          COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Compensation Committee consists of Mr. Pennington (Chairman), Mr. Douglass and Dr. Lindsey. None of such members of the Compensation Committee is or has been an officer or employee of the Company.

  Mr. Pennington is a founder of the Pennington & Haben, P.A. law firm which provides certain legal services for the Company. Mr. Douglass is a partner in Douglass, Powell & Rudolph, P.A. which provides legal services to the Company (see "Certain Relationships and Related Transactions"). Executive officers who participated in the committee meetings during fiscal 1995 include Mr. Hinkle, Mr. McLaurin and Mr. Mathewes.

REPORT OF THE COMPENSATION AND STOCK OPTION COMMITTEE ON EXECUTIVE COMPENSATION

  The Compensation and Stock Option Committee of the Board of Directors, a committee of outside directors, offers this report as of April 30, 1995 regarding compensation policies for executive officers and the Chief Executive Officer of the Company with respect to the fiscal year then ended.

  The Company's overall compensation objective is to:

    Attract, motivate and retain quality executives which are critical to achieving corporate objectives and increasing shareholder value;

    Have a compensation structure which will support the Company's philosophy of moving potential leaders throughout the organization, exposing them to the many types of markets and operations;

    Reinforce strategic performance objectives through the use of incentive compensation programs; and

    Create equity based plans which are structured to allow the executive to share the rewards and risk of strategic decision making.

  From time to time, the committee works with compensation consultants to assist with the design, communication and implementation of compensation plans.

  Fiscal Year 1995 was a time of transition. Mr. Fred O. Drake, Jr. resigned from his duties as Chief Executive Officer in May 1994 and Mr. David McLaurin assumed these additional duties. Mr. McLaurin resigned as President and Chief Executive Officer in April 1995 and Mr. Clifford Hinkle assumed those duties. Mr. Douglas Kinzer assumed the responsibilities of Chief Operating Officer in June 1994. Dr. Fred Lindsey assumed the responsibilities of the Chairman of the Board of Directors in June 1994 after the death of Mr. Drake. The new leadership team is committed to the same standards of excellence that had been established.

  Components of Executive Compensation--There are four primary components of executive compensation which are: (1) base salary, (2) annual incentive bonus,
(3) stock options and (4) benefits.

  Base Salary--Base salaries of senior executives are reviewed annually and increases are based on base salaries of other executives with similar responsibilities in companies of similar size, business and complexity. It is the Company's policy to offer base salaries that are generally competitive with such similar companies.

Also taken into consideration is each executive's experience in his position with the Company and the executive's performance over a sustained period of time. Increases in base salaries are based on a subjective determination by the Stock Option and Compensation Committee based on all of the above factors.

  Neither Mr. Drake nor Mr. McLaurin received an increase in base pay for fiscal 1995. Mr. Hinkle assumed the responsibilities of President and Chief Executive Officer at the same salary level as Mr. McLaurin had received in the same position.

  Annual Incentives--The Company has established an annual incentive plan for certain executive officers and various members of management through which bonuses are awarded based on the attainment of various corporate performance goals. The corporate performance goals such as pre-tax income, total revenues and other targets are set in the preceding fiscal year. The CEO's input is considered when selling measures and goals for other executive officers. For fiscal 1995, bonuses were based on the Company's achievement of target pre-tax earnings, as set by the Board of Directors "Bonus Target," and awarded as a percent of base salary with a maximum bonus of 70% of base salary awarded for attainment of 130% of the Bonus Target and no bonus awarded for less than 90% attainment.

  Mr. McLaurin was granted a $75,000 annual incentive award for fiscal 1995, based on the Company's achievement of 103% of Bonus Target. Because Mr. Hinkle assumed the position of Chief Executive Officer so late in fiscal 1995, he received no annual incentive award.

  Stock Options--The Company has adopted and maintains the 1989 Stock Option Plan (the "Stock Option Plan") to provide for the grant of stock options to its executive officers. Options provide executive officers the opportunity to buy and maintain an equity interest in the Company and to share in the appreciation of the value of the stock. Because the exercise price of options granted under the Stock Option Plan is generally equal to the fair market value of the stock, stock options only have value for the executive officers if the stock price appreciates in value from the date the options are granted. The number of stock options granted executive officers during fiscal 1995 was based upon the Company's net income for fiscal 1994 and the change in the Company's stock price compared with the S&P 500 Index.

  Mr. McLaurin was awarded 2,500 stock options during fiscal 1995 based upon the Company's net income for fiscal 1994. Options awarded to Mr. Hinkle for fiscal 1995 were for his services as a non-employee director.

  Benefits--Benefits offered executive officers provide protection against financial catastrophes that can result from illness or death. An additional benefit offered is in the area of assisting the executives in planning and providing for retirement income. Benefits offered executive officers are largely those that are offered to all employees.

  The Compensation Committee believes the executive compensation policies serve the best interest of the shareholders and the Company. This compensation is intended to be linked to the Company's performance.

  Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), generally disallows corporate tax deductions for compensation in excess of $1,000,000 paid to the Chief Executive Officer and each of the next four most highly paid officers of the Company unless such compensation is deemed performance related within the meaning of Section 162(m). None of the Company's officers receive compensation from the Company in excess of $1,000,000. For this reason, the Compensation and Stock Option Committee has not yet adopted any general policy regarding compliance with Section 162(m) of the Code.

                                          Carl. R. Pennington, Jr. (Chairman)
                                          W. Fred Lindsey, M.D.
                                          W. Dexter Douglass

                               PERFORMANCE GRAPH

  The graph set forth below charts the yearly percentage change in the Company's cumulative total shareholder return against each of the Standard & Poor's 500 Index and the Standard & Poor's Miscellaneous Index in each case assuming an investment of $100 on April 30, 1990 and the cumulation and reinvestment of dividends paid thereafter through April 30, 1995.

                COMPARISON OF FIVE YEAR CUMULATIVE TOTAL RETURN*
  AMONG MHI GROUP, INC., THE S & P 500 INDEX AND THE S & P MISCELLANEOUS INDEX

                         [GRAPH APPEARS HERE]

Measurement period      MHI GROUP INC.  S & P 500       S & P MISCELLANEOUS
(Fiscal year Covered)                   Index           Index
---------------------   ---------       ---------       ---------
Measurement PT -
04/30/90                $ 100           $ 100           $ 100

FYE 04/30/91            $  82           $ 118           $ 112
FYE 04/30/92            $ 273           $ 134           $ 129
FYE 04/30/93            $ 255           $ 147           $ 152
FYE 04/30/94            $ 277           $ 154           $ 159
FYE 04/30/95            $ 277           $ 181           $ 184

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

 Transactions with MH Associates

  MH Associates, the beneficial owners of 7.7% of the Company's Common Stock as of June 26, 1995, holds an option, granted in 1986 (the "KD Option") to purchase the 486,352 shares of the Company's Common Stock of which 11,352 options shares were granted in December 1993 from the anti-dilution provision of the KD option as a result of the December 1993 secondary stock offering. The exercise period extends until April 22, 1996 and the exercise price is currently at $2.25 per share. The closing market price of the Company's Common Stock, which is listed on the New York Stock Exchange, was $1.50 per share on October 26, 1990, the date of the agreement with MH Associates. See Schedule 14D-9 at Item 3(b)(2)(C)--"Warrant Option Agreement".

 Other Transactions and Relationships

  Mr. Douglass is a partner in Douglass, Powell & Rudolph, which received fees of approximately $96,053 from the Company for legal services during the fiscal ended April 30, 1995.

  The Company's executive offices, located at 3100 Capital Circle, N.F., Tallahassee, Florida 32308-3760, consisting of approximately 8,375 square feet, are leased from Nations Bank of Florida, P.A. as trustee under the Company's Star of David Memorial Gardens Funeral Trust Agreement. The term of the lease is for ten years ending in June 2002 with the Company having an option to renew the lease for two additional five-year terms. The rental agreement calls for base term rent of approximately $80,000 in fiscal 1995. The base term rental shall be increased annually by three percent for years two through five and an annual increase of four percent for years six through ten. In the opinion of management, the terms of the lease are comparable to lease terms available from unaffiliated third parties.

                                   SCHEDULE I
                            TO INFORMATION STATEMENT

                 INFORMATION CONCERNING THE PURCHASER DESIGNEES


                           PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
           NAME                     FIVE-YEAR EMPLOYMENT HISTORY
 ------------------------- ----------------------------------------------
 Raymond L. Loewen         1985-9/93: Chairman of the Board, President
 4126 Norland Avenue       and Director of the Parent and Loewen; 1985--
 Burnaby, B.C. VSG 358     Present: Chairman of the Board and Chief
 (Canadian Citizen)        Executive Officer and Director of the Parent
                           and Loewen

 Timothy R. Hogenkamp      8/93-Present: President and Chief Operating
 50 East RiverCenter Blvd. Officer of the Parent and Loewen; 3/93-8/93:
 Suite 800                 Senior Vice President of the Parent and
 Covington, Kentucky 41011 Loewen; 10/90-3/93: Vice President, Operations
                           of the Parent and Loewen; Director of Loewen
                           since 3/89 and Director of the Parent since
                           11/88

 A.M. Bruce Watson         8/8/95-Present: Secretary and Treasurer and
 50 East RiverCenter Blvd. Director of the Purchaser; 1993-Present:
 Suite 800                 Executive Vice President of the Parent and
 Covington, Kentucky 41011 Loewen; 1981-1993: Partner at Peat Marwick
 (Canadian Citizen)        Thorne; Director of the Parent since 3/94 and
                           Director of Loewen since 9/93

 Lawrence Miller           8/8/95-Present: President and Director of the
 4614 Street Road          Purchaser; 3/95-Present: President of Cemetery
 Trevose, PA 19053         and Combination Division and Director of the
                           Parent and Loewen; 3/88-3/95: President and
                           Chief Executive Officer of Osiris Holding
                           Corporation

 William R. Shane          3/95-Present: Sr. Vice President and Chief
 383 Street Road East      Financial Officer of Cemetery and Combination
 Trevose, PA 19053         Division of the Parent and Loewen and Director
                           of the Parent; 3/88-3/95: Vice President,
                           Secretary, Treasurer and Chief Financial
                           Officer of Osiris Holding Corporation

                      EXHIBIT INDEX TO SCHEDULE 14D-9 AND
    THE INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE EXCHANGE ACT

  EXHIBIT
    NO.                                EXHIBIT                             PAGE
  -------                              -------                             ----
 Exhibit 1  --Agreement and Plan of Merger between MHI Group, Inc.,
             Loewen Group International, Inc. and SPRT Corp. dated
             August 9, 1995*
 Exhibit 2  --Pages 6-11 of the Proxy Statement, dated July 10, 1995, of
             MHI Group Inc.*
 Exhibit 3  --Form of Severance Benefits Agreements between MHI Group,
             Inc. and certain Executive Officers*
 Exhibit 4  --Form of Amendments to Severance Benefits Agreements
             between MHI Group, Inc. and certain Executive Officers*
 Exhibit 5  --Noncompetition Agreements between MHI Group, Inc. and certain Executive Officers*
 Exhibit 6  --1995 Stock Appreciation Rights Plan of MHI Group, Inc.*
 Exhibit 7  --Form of Stock Appreciation Rights Agreements between MHI
             Group, Inc. and certain Executive Officers*
 Exhibit 8  --Stock Option Agreement, dated as of August 9, 1995, between Loewen Group International, Inc. and MHI Group,
             Inc.*
 Exhibit 9  --Warrant Option Agreement, dated as of August 9, 1995, between Loewen Group International, Inc. and MH
             Associates.*
 Exhibit 10 --Letter Agreement between MHI Group, Inc. and The Loewen
             Group Inc. dated July 24, 1995*
 Exhibit 11 --Confidentiality Agreement between MHI Group, Inc. and
             Loewen Group International, Inc., dated March 9, 1995*
 Exhibit 12 --Letter Agreement between MHI Group, Inc. and The Loewen
             Group Inc. dated July 25, 1995*
 Exhibit 13 --Letter from Clifford R. Hinkle, Chief Executive Officer of
             MHI Group, Inc. to Shareholders of MHI Group Inc. dated
             August 15, 1995 regarding the Offer
 Exhibit 14 --Fairness Opinion of Commonwealth Associates dated August
             9, 1995
 Exhibit 15 --Press Release dated August 9, 1995*

--------
* Not included in copies mailed to Shareholders.